RUBICON MINERALS CORPORATION – MD&A – December 31, 2009

RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

For the Year Ended December 31, 2009

Suite 1540 – 800 West Pender Street, Vancouver  BC V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

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RUBICON MINERALS CORPORATION – MD&A – December 31, 2009

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) dated March 29, 2010 includes financial information from, and should be read in conjunction with, the audited consolidated financial statements for the fiscal year ended December 31, 2009.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.  Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.

Rubicon is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits.  In addition, the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company’s key asset is the Phoenix Gold Project located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has acquired significant land packages in Alaska, USA and Nevada, USA.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE Amex Equities Exchange in the United States under the symbol ‘RBY’.

GENERAL HIGHLIGHTS

Overall Objectives

The Company plans to complete approximately 158,000 metres of drilling before the end of the first quarter of 2011. Approximately two-thirds of this drilling will be directed at expanding and further testing the limits of the F2 Gold Zone, which is part of the Phoenix Gold Project. The remainder will be used for infill and delineation drilling on one or more zones within the overall Phoenix Gold Project. To this end, approximately 750 metres of underground development will be required to provide underground access to key target areas. This is planned to be completed during 2010. Based on the results of drilling, the Company will evaluate plans for follow up sampling including bulk sampling. In conjunction with these programs, the Company is evaluating, and will procure where possible, permits to allow it to update its current Closure Plan and provision of grid power to the Phoenix Gold Project. The Company will also carry out during 2010 an assessment of capital requirements that may be required to allow the project to proceed into the mining phase.

Activities during 2009

Rubicon continued to drill from surface (land and barge based drills) at its Phoenix Gold Project throughout the year and initiated drilling from underground with two drill rigs in early July.  The Company drilled a total of 71,639 metres on the Phoenix Gold Project (66,033 metres at the F2 Gold Zone) during the year, which represents about 63% of the March 2009 to March 2010 drilling plans.  Positive results continued the trend established in 2008, confirming further expansion of the F2 Gold Zone.

To lead the underground development, the Company secured the services of Claude Bouchard, P.Eng. as Vice President, Operations.  Mr. Bouchard has over 25 years experience in the industry including mine management positions with FNX Mining Company Inc. and Falconbridge Ltd. For more information, see our news release dated April 15, 2009.

On March 5th, the Company closed a $40 million bought deal private placement financing for common shares.  As a result, the Company announced plans to expand and accelerate its 2009 exploration program to 80,000 metres with further emphasis on underground drilling and associated development work (see news releases of March 5th and March 30th).  During May, the Company received an additional $16.4 million from the exercise of warrants.  This was followed in July by the Company’s announcement of plans for up to an additional 20,000 metres of drilling property wide to test additional drill targets (budget of $5 million).  During the summer of 2009 the Company assessed it plans for the Phoenix Gold Project based on successful results received to that time. As confirmed in its National Instrument 43-101 (“NI 43-101”) compliant technical report, it was determined that an expanded scope and budget was warranted.  Accordingly, on November 12, 2009, the Company closed a public offering for net proceeds of $82 million.  The use of proceeds included an additional 120,000 metres of drilling on the F2 Gold Zone during the period 2010 and 2011 and included underground excavation (drifting) to directly access parts of the gold system. The Company plans to take a bulk sample as part of the program (see the short form prospectus filed on SEDAR, November 5, 2009).

To lead the legal function, Rubicon secured the services of Glenn Kumoi as Vice President General Counsel and Corporate Secretary. Mr. Kumoi has 20 years of experience in the practice of law, with 12 years of Canadian and international experience leading the legal function at public companies. For more information, see our news release dated December 08, 2009.

During the year, Rubicon was added to the S&P/TSX Global Mining Index and on December 21st was added to the prestigious S&P/TSX Composite Index. For more information, see our news releases dated September 16 and December 14, 2009.

Subsequent to the year end, the Company signed an exploration accommodation agreement with the Lac Seul First Nation securing their support for the Phoenix Gold project in return for certain benefits and accommodations. For more information, see our news release dated January 21, 2010.

EXPLORATION HIGHLIGHTS

Red Lake Exploration

100% Controlled Projects

Phoenix Gold Project
Rubicon holds a 100% interest in the Phoenix Gold Project which is comprised of 25 Licenses of Occupation, one Mining Lease, and 16 Patented Claims that cover approximately 505.43 contiguous hectares, subject to paying certain advance annual royalty payments and a net smelter royalty on any future production from the property.  The Phoenix Gold Project is underlain by a north northeast trending, west-dipping belt of deformed and intermixed metasediments, basaltic volcanics and ultramafic rocks which define the “East Bay Trend”.  The rocks are Archean in age and part of the Balmer Sequence. A strong NNE trending structural fabric through the area, which is considered part of the East Bay Deformation Zone is variably affected by later, NW-SE trending cross cutting regional structures.

2009 Exploration

Drilling

During 2009, the Company drilled a total of 71,639 metres on the Phoenix Gold Project. The majority of this drilling was focused on the newly discovered “F2 Gold Zone” announced on March 12, 2008.

Mineralization within the F2 Gold Zone occurs in a major ultramafic-mafic structural setting which is considered similar to major deposits in the Red Lake gold district. The F2 Gold Zone is currently drilled to 1,437 metres below surface and remains open at depth. The zone is located approximately 450 metres southeast of the existing exploration shaft which is currently being extended from its former depth of 130 metres. Underground drilling from the 122 metre level commenced June 28, 2009. Gold in the F2 Gold Zone is best developed within mafic volcanics as multiple and complex quartz veins, breccias and silica replacement zones that typically contain visible gold and trace to 3% sulphides. Results to date indicate that sub-parallel, high-grade gold lenses or shoots are developed within a robust structural corridor that also hosts thick, lower grade intervals. Additional drilling is required to gain a better understanding of gold distribution, geometry and controls on mineralization within the F2 Gold Zone.

Since discovering the F2 Gold Zone in late February 2008, significant gold mineralization has now been intersected to a vertical depth of 4,715 feet (1,437 metres) and over an interpreted strike length of 3,368 feet (1,025 metres). For more information, see the Company’s news releases and its website (www.rubiconminerals.com).  Drilling is on-going. Currently, exploration is being carried out by two to four drill rigs on the ice of East Bay and three underground set-ups. Typically, ice-base drilling is usually concluded by the end of March due to the impending spring ice ‘break-up’, at which point the drill rigs can continue drilling from land and then barge set-ups post spring thaw. It is planned to increase the focus on underground drilling during 2010 by increasing the number of underground drill rigs to five.

Two NI 43-101 Technical Reports were filed during the year. The first, filed in January 2009 recommended a $14 million multi-phase drilling and shaft sinking program. Following the $40 million financing in March 2009, this program was expanded to a $25 million drill program (see news release dated March 30th, 2009) including an 80,000 metre drill program and up to 20,000 metre property wide regional program. A second updated NI 43-101 Technical Report was filed in October 2009 and recommended a $54.4 million further expanded program to include underground development and additional drilling (see “General Highlights – Overall Objectives”).

Permitting Summary

During 2009, Rubicon completed the previously reported Phase I dewatering and shaft rehabilitation.   In addition, Rubicon submitted a Closure Plan to the Government of Ontario to allow underground exploration which was accepted for filing in February 2009.  Rubicon has now extended the existing three compartment shaft to the 305 metre level and is advancing its underground development and drill programs pursuant to the November 12, 2009 $ net $82 million financing.

Rubicon is required to comply with all permits in hand which includes the obligation to continue to consult with local communities, including First Nations.

Other Red Lake projects

Rubicon’s strategy in Red Lake is predicated on its control of major ultramafic trends in this important gold-producing district. Ultramafic units are important because there is a close empirical relationship in Red Lake between ultramafic rocks and gold deposits as detailed in numerous public domain articles and publications. As such, all of Rubicon’s current land holdings in Red Lake projects are considered strategic to our plans. While the current focus of the Company is on exploration at its Phoenix Gold Project, high geological potential and numerous gold zones are known to exist elsewhere on the Company’s regional land holdings. These provide an important and unique pipeline of future exploration projects in Red Lake for the Company.

Adams Lake Property

The Adams Lake property comprises 35 unpatented mining claims (236 units) located approximately 5 kilometres east of the Red Lake mine complex. Titan 24 geophysical surveys support the presence of large structures extending to depth that are thought to be similar to structures which host gold mineralization elsewhere in this prolific gold district. The Company conducted a two-hole reconnaissance program at Adams Lake in 2008. The drilling confirmed the presence of prospective Balmer rocks and validated the Titan 24 survey in the area below iron formation located close to the Balmer formation contact.  The Company believes these results confirm the presence of prospective units in a major fold closure at Adams Lake. Due to the focus on the Phoenix Gold Project, drilling at Adams Lake was curtailed to allow maximum resources to be directed to the F2 Gold Zone discovery.

East Bay Property

The East Bay Property comprises 43 unpatented mining claims (123 units) that occupies four-kilometres of strike length of the East Bay Trend, immediately adjacent to, and on strike with, the GAZ zone (an inferred resource of 1.4 million tonnes grading 8.0 g/t gold controlled by Goldcorp/Premier Gold Source: Premier Gold News Releases). The East Bay claims are underlain by the East Bay ultramafic body, an important unit associated with gold elsewhere along the trend, including at the Phoenix Gold Project. East Bay is considered strategic and a priority target.  Exploration plans for East Bay in 2009 were postponed to allow maximum resources to be directed to the F2 Gold Zone discovery.  Subsequent to the 2009 fall net $82 million financing, a Titan 24 survey was completed on the East Bay property.

DMC Property

The DMC property comprises 130 contiguous unpatented mining claims (263 units) located 7.5 kilometres northwest of the Red Lake mine complex and covers over 17 kilometres strike length of the northeast-trending Red Lake Greenstone Belt (“RLGB”).  The property was subject to an option agreement with Agnico-Eagle Mines Ltd. (“Agnico”) at the beginning of 2008, but was returned 100% to the Company during February. The property is considered strategic to the Company and a Titan 24 geophysical survey covering the core of the DMC property was completed in April, 2009. This survey technique has the potential to provide targeting information from surface to up to one kilometre below surface. At the Company’s Phoenix Gold Project, similar Titan 24 surveys are correlated with the F2 Gold Zone mineralized sequence. Rubicon views Titan 24 geological surveys as a potentially useful tool to identify new targets beyond the Phoenix Gold Project itself. The results of the Titan 24 survey were evaluated in the fall of 2009 and used as a targeting tool for a 2010 planned 10,000 metre winter drill program currently on going on the DMC property. Additional Titan 24 surveys were completed subsequent to the close of the net $82 million financing that was completed in the fall of 2009.

Humlin Property

The Humlin Property comprises 31 unpatented mining claims (294 units) located in Fairlie Township. No work was conducted on the property in 2009.

Slate Bay Property

The Company has a 100% interest in 30 unpatented mining claims (153 units) located in McDonough and Graves Township.  Approximately $500,000 in exploration work has been completed on the property since 2001. Slate Bay, located in the core of Red Lake, is a large property with extensive gold-bearing highly prospective Balmer stratigraphy, which includes key mafic-ultramafic contacts in proximity to a regional scale angular unconformity.  The setting is analogous to that at the producing mines in the camp.  Subsequent to the net $82 million financing that closed in the fall of 2009, a Titan 24 survey was completed on the property.

Wolf Bay Property

The Wolf Bay Property comprises 23 unpatented mining claims located in the Todd and Hammell Lake Townships of west Red Lake.  The property is currently inactive.

Advance Property
The Advance Property comprises 13 patented mining claims (approximately 39 ha) in the Todd Township of west Red Lake.  The property is southwest of, and contiguous to, the Newman Todd Property currently being drilled by Redstar Gold Corporation.  The property is inactive but remains a prospective target.

Partnered Projects

McCuaig JV Property

The McCuaig Property comprises three unpatented mining claims (10 claim units) seven kilometres northwest of the Red Lake mine complex and is a Joint Venture between Rubicon (60%) and Golden Tag Resources (40%). The property is strategically located in the heart of the Red Lake gold camp and is underlain in part by the Balmer stratigraphy of the (“RLGB”). The geological setting is considered to be analogous to the Bruce Channel mineralization previously being explored on the adjacent Gold Eagle Mines property (now controlled by Goldcorp Inc.) and to the setting of the major gold deposits of the camp hence is well located for future exploration. Notwithstanding the foregoing, the Company’s focus at the Phoenix Gold Project meant that no work was carried out in 2008 and 2009.  Subsequent to the net $82 million financing that closed in the fall of 2009, a Titan 24 survey was completed on the McCuaig Property in conjunction with surveys completed over the adjacent DMC Property.

Red Lake North Property

The Company has optioned a 55% interest in its 48 unpatented mining claims (337 units) known as the Red Lake North Project located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire Minerals Corporation (“Solitaire”).  Solitaire is required to spend $751,000 by May 1, 2011 (as amended in 2009) in order to maintain its option in good standing, at which time if all payments are made Solitaire will have earned a 60% interest in the project. The main focus of exploration on the property is in the area referred to as the Sidace Area claims.

Sidace area claims:
This area of the Red Lake North Property is situated adjacent to the Main Discovery Zone (“MDZ”) located on the Goldcorp/Planet Exploration Inc. property (see Planet Exploration’s news releases). The style of mineralization reported on the adjacent property is consistent with locally thick gold zones developed within folded quartz-sericite schist which are reported to exhibit an increase in both gold grade and thickness with depth.  In early 2008 a drill hole was completed to a depth of 2,269 metres to test the down-dip extension of the MDZ. Assays returned from a 50.4 metre section of sericite-bearing schist indicate a thick section of elevated gold (0.74 g/t over 36.1 metres) including 3.42 g/t gold over 4.6 metres and individual assays up to 7.7 g/t gold over 1.0 metre. This stratigraphy is interpreted to be the equivalent of the stratigraphy host to the MDZ on adjacent claims. Partner Solitaire has elected not to drill a recommended follow-up deep drill hole at Sidace but it has met its expenditure commitment required to May 2009.

Westend Property

During the year, the Company optioned a 60% interest in 30 unpatented mining claims (153 units) known as the Westend Project located in Ball Township to Halo Resources Ltd. (“Halo”).  Under the terms of the Letter Agreement dated July 10, 2008, Halo must incur $1 million in expenditures on the property over four years including $75,000 firm in Year 1 (completed), make an initial cash payment of $20,000 (completed) and issue to the Company 50,000 shares of Halo (completed) to earn a 60% interest in the property.  Halo is required to complete $225,000 in exploration expenditures before July 31, 2010 to maintain the option.

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral properties for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position in all the properties acquired.

During the year ended December 31, 2009, the Company spent $111,144 on acquisition and maintenance costs and recovered $360,214 in cash and shares.

Exploration Accommodation Agreement

On January 21, 2010, the Company signed an Exploration Accommodation Agreement with the Lac Seul First Nation (“LSFN”) covering Rubicon’s exploration properties within lands considered by LSFN to be their traditional territory.  The LSFN has agreed to support Rubicon’s exploration work within their traditional territory and in turn, Rubicon will respect the LSFN concerns over land usage, endeavor to provide work and business opportunities to band members and provide other benefits to the LSFN based on exploration expenditures.  For more information see our news release dated January 21, 2010.

Qualified Person

The 2009 exploration work in Red Lake is supervised by Terry Bursey, P.Geo., Regional Exploration Manager and the Qualified Person under the definition of NI 43-101.  Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Standards, blanks and check assays were included at regular intervals in each sample batch. Independent lab check assays were performed by ALS Chemex. Gold standards were prepared by CDN Resource Laboratories Ltd.

ALASKA EXPLORATION

Pursuant to its obligations under the McEwen agreement (the “McEwen Transaction”; see our news releases dated February 26, 2007 and May 22, 2007), Rubicon has carried out a total of Cdn$5.1 million worth of exploration since May 2009 on its land holdings, located in the Pogo area of Alaska. This includes US$2.6 million on claims under option from Rimfire Minerals Corporation. The Company has therefore met all current and future exploration obligations for Alaska pursuant to the McEwen Transaction. Additional work will be required to keep the Rimfire option in good standing but all requirements have been satisfied up until 2011.

The Alaska claims are at an early stage of exploration and accordingly, work has focused on mapping and prospecting of this large area to identify and prioritize targets for follow-up. The 2008 program also included a minor diamond drilling program testing priority areas. Prospecting of the ER claims, under option from Rimfire, led to the discovery of intermittently exposed sub-cropping surface mineralization hosted by quartz rich breccias and elevated gold mineralization, however subsequent drilling failed to return significant gold values.

Due to the F2 Gold Zone discovery, the Company has elected to reduce it 2009-2010 exploration in Alaska but it continues to view its holdings as prospective for new high grade gold discoveries in the area.

The Alaska projects are under the supervision of Curt Freeman, MS., P.Geo., Independent Consultant and Qualified Person as defined by NI 43-101.

NEVADA EXPLORATION

Rubicon holds a 225,000 acre land package in Elko County, Northeastern Nevada which it acquired pursuant to the McEwen Transaction.  Exploration of this property is in the preliminary stage.

To the end of December 2009, the Company has expended Cdn$980,000 on exploration on the property and has met all current and future exploration obligations pursuant to the McEwen Transaction.

Due to the F2 Gold Zone discovery, the Company has elected to reduce its 2009-2010 exploration in Nevada but it continues to view its holdings as prospective for bulk mineable gold discoveries in the area.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our 2009 Annual Information Form, on file at www.sedar.com.

RESTATEMENT OF FINANCIAL STATEMENTS

During 2009, the Company undertook a review of previously issued financial statements for the years ended December 31, 2007 and 2008.  As a result of the items arising from this review, the Company determined that the following amendments should be reflected in a set of restated financial statements for the years ended December 31, 2007 and 2008.

The Company recalculated the foreign exchange gain or loss on translation of future income tax liabilities arising in subsidiaries with assets located in foreign jurisdictions and recorded the following:

a)	A foreign exchange loss for the year ended December 31, 2008 of $2,894,204 and an increase in future income tax liabilities of $751,957.

b)	A foreign exchange gain for the year ended December 31, 2007 of $2,142,247 and a reduction in future income tax liabilities of $2,142,247.

See note 19 to the consolidated financial statements for further details.

SELECTED ANNUAL INFORMATION (based on Canadian GAAP)

Fiscal Year ended	2009	2008 Restated	2007 Restated
Interest and miscellaneous income	$214,243	$732,798	$941,330
Gain (loss) on sale of investments	$(96,721)	$(222,491)	$7,822
Net income (loss)	$(556,329)	$(2,399,763)	$(74,134)
Basic and diluted net income (loss) per share	$(0.00)	$(0.02)	$(0.00)
Total assets	$246,126,913	$106,834,083	$101,017,670
Total long-term financial liabilities	$13,391,328	$15,525,226	$12,632,041
Cash dividends	$ Nil	$ Nil	$ Nil

The major factors that caused significant variations in net loss were salaries, stock-based compensation, foreign exchange gains and losses, interest income, option receipts and the recording of tax recoveries from the renunciation of exploration expenditures to flow-through share holders.  None of these factors have identifiable trends. The 2009 increase in income from 2008 was largely due to a $2.1 million foreign exchange gain in 2009 compared to a $2.9 million foreign exchange loss in 2008, future tax recovery in 2008 that was $1.6 million greater than in 2009 and an increase of $1.0 million in stock-based compensation..

OPERATING RESULTS

Fiscal year ended December 31, 2009 compared to Fiscal year ended December 31, 2008 (as restated)

For the fiscal year 2009, the Company incurred a loss of $0.6 million ($0.00 loss per share) compared to a loss of $2.4 million ($0.02 per share) incurred in the fiscal year 2008, a difference from income to loss of $1.8 million. The main factors in this decrease in income was a $2.1 million foreign exchange gain in 2009 compared to a $2.9 million foreign exchange loss in 2008, a reduction of $1.6 million in income recorded for future tax benefits arising from current losses and flow through renunciations, a $0.5 million reduction in interest income, and an increase of $1.0 million in stock-based compensation.

For the fiscal year 2009, the Company recorded Other Comprehensive Income (“OCI”) of $0.5 million compared to a loss of $1.9 million in the prior year a difference of $2.4 million.  Comprehensive loss (the total of the net loss or income and the other comprehensive income or loss) for the fiscal year 2009 was $13,034 compared to $4,278,510 million in the prior year comparative period, a decrease in comprehensive loss of $4,265,480.

The decrease in income in 2009 as compared to 2008 was due to the net effect of some expense categories increasing and some decreasing.  Significant items making up this change were as follows:
•	Foreign exchange gains were higher by $5.0 million due to the effect of exchange rate changes on the Company’s future income tax liability related to assets that have a US dollar tax basis.
•	Salaries were higher by $287,544 due to increased staff and bonus payouts.
•	Interest income was lower by $518,555 due to lower interest rates in the current period.
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Option receipts in excess of property costs, which represent amounts received from optionees of the Company’s properties was lower by $329,594 mainly due to decreased activity by the Company’s English Royalty Division.  This largely reflected a reduction in the market for grass roots exploration projects.

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Other gains and losses improved by $357,909. The losses in 2008 were due to impairment write-offs taken on junior mining stocks. An analysis of the Company’s stock portfolio in junior mining companies did not result in any impairment losses being recorded in 2009.

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The future income tax recovery flowing from current losses and the renunciation of flow-through share expenditures was lower by $1.6 million due to the smaller flow through financing in 2008 (renounced in 2009) compared to 2007 (renounced in 2008).

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Other comprehensive income for the fiscal year 2009 was $0.5 million compared to other comprehensive loss of $1.9 million in 2008. The OCI in the current period was mainly caused by the increase in value of the Company’s investments in junior mining stocks.  These gains represent unrealized valuation gains.

Fiscal year ended December 31, 2008 (as restated) compared to Fiscal year ended December 31, 2007 (as restated)

For the fiscal year 2008, the Company incurred a net loss of $2,399,763 ($0.02 per share) compared to a net loss of $74,134 ($0.00 per share) incurred in the fiscal year 2007, an increase in net loss of $2,325,629. The main factor in this increase in loss was the change from foreign exchange gain to loss of $5.0 million due to the effect of exchange rate changes on the Company’s future income tax liability related to assets that have a US dollar tax basis.  Offset against this was the recording of a recovery of future income taxes of $3.3 million in the first quarter, on the renunciation of flow-through share expenditures.  Flow-through shares create a future tax liability when renounced, as the income tax benefits are given to the investors. Where the Company has unrecognized past tax losses these losses can now be set off against the liability and the foregone benefit reinstated.

For the fiscal year 2008, the Company recorded a loss in OCI of $1.9 million compared to a gain of $0.3 million in the prior year a difference of $2.2 million.  Comprehensive loss (the total of the net loss or income and the other comprehensive income or loss) for the fiscal year 2008 was $4.3 million compared to comprehensive income of $0.3 million in the prior year comparative period, an increase in comprehensive loss of $4.6 million. The increase in net loss in 2008 as compared to 2007 was due to the net effect of some expense categories increasing and some decreasing.  Significant items making up this change were as follows:

•	The change from foreign exchange gain to loss of $5.0 million due to the effect of exchange rate changes on the Company’s future income tax liability related to assets that have a US dollar tax basis.
•	Investor relations expenses were higher by $233,511 due to increased investor related activities such as analyst tours.
•	Part XII.6 tax on flow-through was higher by $159,279 due to interest related costs from the November 2007 flow-through financing
•	Professional fees were lower by $153,041 due to the prior year’s final plan of arrangement (December 2006) costs and legal costs related to the McEwen Transaction of May 2007.
•	Property write-offs were down by $224,696 as no properties were dropped in 2008.
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Interest and other income was lower by $208,532 due to lower interest rates, lower cash balances from which interest was earned in the current period and a reduction in other income due to the fall in value of the Paragon option asset.

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Option receipts in excess of property costs, which represent amounts received from optionees of the Company’s properties was higher by $260,863. This line item is now mostly ERD option receipts in excess of acquisition costs.

•
Losses on sale of investments were higher by $230,313 as the Company sold shares received primarily from various optionees through the ERD. Acquisition of these shares requires minimal cash outlay and the losses are based on the difference in share price from the date of the receipt of the share to the share price on the date of the sale of the share. Many shares received from optionees have hold periods preventing immediate sale. The losses are mainly attributable to the overall decline in prices of junior mining shares in the period.

•	The future income tax recovery of $3.3 million arose from the renunciation of flow-through share expenditures and offsetting this liability against previously unrecognized tax losses.
•
Other comprehensive loss for the fiscal year 2008 was $1.9 million compared to other comprehensive income of $0.3 million in 2007. The OCI loss in the current period was mainly caused by the drop in value of the Company’s investments in junior mining stocks.  These losses represent unrealized valuation losses.

USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to December 31, 2009
November 18 , 2008 Financing
• $6.6 million to be used to incur eligible Canadian Exploration Expenses on the Phoenix Gold Property.	• All funds have been applied as committed.
• $3.6 million to be used for general and administrative and working capital purposes.	• All funds have been applied as committed.
March 5, 2009 Financing
• $25 million to be used for exploration and development of the Phoenix Gold Property (Phase I).	• $22.9 million has been used for exploration and development of the Phoenix Gold Property. $2.1 million remains to be spent
• $15 million to be used for exploration and development of the Phoenix Gold Property and general and administrative and working capital purposes	• $2.9 million has been used for G&A and working capital. $12.1 million remains to be spent.
November 12, 2009 Financing
• $58 million on exploration on the Phoenix Gold Property (Phase II).	• $0.6 million has been used for exploration and development of the Phoenix Gold Property. $57.4 million remains to be spent.
• $5.2 million on exploration on other Red Lake properties and Red Lake administration.	• $40,000 has been used for exploration and development on other Red Lake properties. $5.16 million remains to be spent.
• $22.8 million on working capital or other exploration.	• $4.9 million has been applied to financing expenses. $17.9 million remains to be spent.

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RUBICON MINERALS CORPORATION – MD&A – December 31, 2009

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2009 Fourth		2009 Third (Restated)		2009 Second (Restated)		2009 First (Restated)		2008 Fourth (Restated)		2008 Third (Restated)		2008 Second (Restated)		2008 First (Restated)
	$		$		$		$		$		$		$		$
Interest and other income		63,587		45,787		52,567		52,302		215,364		161,382		67,762		293,438
Gain (loss) on sale of investments		(3,338)		2,382		(72,341)		(23,424)		(85,912)		(111,252)		7,744		-
Net (income) loss		1,249,415		(76,195)		(154,284)		(462,607)		2,808,473		1,097,944		994,035		(2,500,689)
Basic and fully diluted net loss (income) per share		(0.01)		(0.01)		(0.00)		(0.00)		0.02		0.01		0.01		(0.02)

Overall, quarterly losses have increased due to increased administration costs to support an expanding exploration program. In the first quarter of 2009 a $2.0 million tax recovery was recorded on renunciation of flow-through share exploration expenditures. Other factors generally causing significant variations were salaries, stock-based compensation, interest income, and option receipts.  These other factors do not have identifiable trends.

FOURTH QUARTER

For the three month period ended December 31, 2009, the Company had a net loss of $1,249,415 ($0.01 per share) compared to a net loss of $2,808,473 ($0.02 per share) incurred in the three months ended December 31, 2008, a decrease in loss of $1,559,058. The main factor in this decrease in loss was the change in foreign exchange gains and losses by $2.2 million, from a loss to a gain, caused by exchange rate changes on the Company’s foreign denominated future tax liabilities. This gain was offset in part by increased salary and stock-based compensation expense.  During the three month period, the Company had OCI of $225,096 compared to an OCI loss of $1,960,352 in the prior year.  This was caused by the increase in value of the Company’s investments in junior mining stocks in the current quarter.

During the 4th quarter the Company closed a net $82 million financing as described below under liquidity.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources – December 31, 2009.

The Company had working capital of $125.3 million at the 2009 year end compared to $22.3 million at 2008 year end.  Working capital was higher mainly due to the $40 million (March 2009) and net $82 million (November 2009) financing offset by exploration expenditures of $27.6 million.  Details of the financing are described under “Financing Cash Flows” below

Operating Cash Flows – Year ended December 31, 2009.

Cash used in operations of $2.6 million, before working capital changes, were higher than cash used in the prior year of $1.4 million reflecting the increased administration activity by the Company.

Investing Activities – Year ended December 31, 2009.

The Company had a cash outflow of $150 million on investing which included $121 million of funds transferred to temporary investments (T-Bills of greater than 90 day terms) and  $28 million cash on mineral property acquisition and exploration ($17 million - 2008).

Financing Cash Flows – Year ended December 31, 2009.

Financing inflows of $144.5 million reflected the $40 million (gross) private placement financing that closed in March 2009 and the net $82 million public offering that closed in November 2009, $2.2 million from the exercise of employee options and $16 million from the exercise of the warrants issued under the McEwen Transaction.  These warrants have all now been exercised or expired.

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RUBICON MINERALS CORPORATION – MD&A – December 31, 2009

FINANCIAL INSTRUMENTS

The Company’s financial instrument policies are described in note 5 to the financial statements.  Note 8 to the financial statements lists the financial instrument fair values by category and discusses risk factors and exposures.  Overall, the Company’s only significant exposure is its cash and short-term cash investment balances.  The Company’s paramount concern with respect to these balances is preservation of capital and therefore, during the year, authorized investments were restricted to instruments of the Government of Canada or the Provinces of Canada.   The Company has no exposure to asset-backed commercial paper.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those as disclosed under commitments in note 13 of the consolidated financial statements of the Company and the asset retirement obligations described below.

ASSET RETIREMENT OBLIGATIONS

The Company has an obligation to close and rehabilitate its exploration sites upon abandonment.  At the Phoenix Gold Project, a survey was completed in the first quarter, to estimate the current cost to rehabilitate the site, if it were abandoned today.  The total cost was estimated to be $493,000 and this amount was deposited with the Ontario Ministry of Northern Development and Mines.  No amount was recorded on the balance sheet for this obligation as a reasonable estimate of the likely date of asset retirement could not be determined and therefore a discounted amount of future cash flows could not be calculated.  If such a calculation could be made, the result would be the recording of a liability at the discounted amount and therefore it would be significantly less than the current cost estimate of $493,000.

COMMITMENTS

At December 31, 2009, the Company has $67,849 (2008 - $144,295) in remaining lease payments for the use of its Vancouver office to September 2010.

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

TRANSACTIONS WITH RELATED PARTIES

Legal services

David R. Reid is a director of the Company and a partner at the law firm Davis LLP.  As of fiscal year 2009, the Company paid legal fees to Davis LLP, aggregating to $810,448 (2008 - $198,442).  As at December 31, 2009, Davis LLP is owed $5,000 (2007 - $19,500).  All transactions were recorded at their fair value amounts and were incurred in the normal course of business.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 2 of the consolidated financial statements for the year ended December 31, 2009.  The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates are based on past experience, industry trends and known commitments and events.  By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant.  Actual results will likely differ from those estimates.

Carrying value of mineral property costs

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs.  Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value.  Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property.  The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants.  Under this method, the fair value of stock options is calculated at the date of grant or vesting and is expensed, capitalized or recorded as share issue costs over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted.  This model is subject to various assumptions.  The assumptions the Company makes will likely change from time to time.  The methodology, the Company uses, to determine fair value is based on historical information, as well as anticipated future events.

Future Income Taxes

The determination of our future tax assets and liabilities involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of temporary taxable and deductible timing differences. We also make estimates, of our future earnings, which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted new CICA Handbook section 3064 which replaces CICA Handbook Section 3062, Goodwill and Other Intangibles.  This standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Consequentially, references to deferred costs were removed from CICA Accounting Guideline 11, Enterprises in the Development Stage. Adoption of this standard did not have an effect on the Company’s financial statements.

Credit Risk and Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted new CICA Emerging Issues Committee guidance in EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.  The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  Adoption of this guidance did not have an effect on the Company’s financial statements.

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RUBICON MINERALS CORPORATION – MD&A – December 31, 2009

Mining Exploration Costs

Effective January 1, 2009, the Company adopted new CICA Emerging Issues Committee guidance in EIC-174, “Mining Exploration Costs”.  The EIC provides guidance on the capitalization and impairment review of exploration costs.  Adoption of this guidance did not have an effect on the Company’s financial statements.

New Accounting Pronouncements

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants (“CICA”) will likely impact the Company’s future accounting policies:

Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests.  These standards are effective January 1, 2011. Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canadian generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The changeover date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The SEC has indicated that foreign private issues, like the Company, will no longer have to append US GAAP reconciliations to their SEC filings upon their conversion to IFRS.

The key elements, timing and status of the Company’s changeover plan are outlined below:

1.	Develop internal knowledge to manage changeover, design systems and produce IFRS reports.

Senior accounting staff have commenced upgrading their knowledge and will continue throughout the process.  A major CA firm has been engaged to provide advice and improve the quality of the conversion.

2.	Review accounting policy changes that are required or are optional under IFRS on conversion and make choices where necessary.

An internal review has been completed of major differences between IFRS and Canadian GAAP, where it is likely to affect Rubicon.  It is felt at this stage that further review is needed with the Company’s advisors before conclusions can be published.  It is expected that this review will be completed in the second quarter. When these changes and proposed decisions have been made, the audit committee and board will be provided with the knowledge to evaluate the proposed changes.

3.	Prepare 2010 opening balance sheets and reconciliations of 2010 interim and year end statements to Canadian GAAP statements of the same periods.

The target will be to prepare these statements as soon a practicable through 2010.  It is expected that draft opening balance sheets will be prepared during the second quarter.

4.	Review accounting software and other information technology issues for IFRS compliance.

Software is planned to be compliant before the transition date of January 1, 2010.  Meetings have been held with software vendors and an implementation decision is expected to be made in the second quarter.

5.	Review internal control implication of new policies and changeover.

Internal control implications are targeted to be determined before the changeover date of January 1, 2011. A review of conversion risks has been completed and control procedures implemented.

6.	Review disclosure controls and procedures in light of change to IFRS.

Disclosure controls and procedures implications will be determined before the changeover date of January 1, 2011.  Procedures have been implemented to ensure compliant disclosures of pre-conversion progress.

7.	Review business implications of conversion such as compensation formulas, key performance indicators and contract requirements.

Target completion date is mid 2010.  Business implications will be reviewed following completion of policy change review.  No significant implications are anticipated as the key performance indicators of the business are not based on financial results of operations.  There are no compensation formulas based on financial results nor does that Company have any contractual requirements for financial condition.

It is expected that policy changes implemented pursuant to IFRS may have a material effect on the Company’s financial statements.

OUTSTANDING SHARE DATA

As at March 29, 2010, the Company had the following common shares and stock options outstanding:

Common shares	213,350,514
Stock options1	8,226,500
Fully diluted share capital	221,577,014

Note:

1.  Each option entitles the holder to acquire one common share of the Company

DISCLOSURE CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on their evaluation, that they were effective as of December 31, 2009 to provide reasonable assurance that all material information relating to the Company and its consolidated subsidiaries will be made known to management and disclosed in accordance with applicable securities regulations.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, performed after the year end, management has concluded that as at December 31, 2009, the Company's internal control over financial reporting was effective.

The Company’s auditor, De Visser Gray LLP, has audited the Company’s internal control over financial reporting as at December 31, 2009 and their opinion and report is included with our annual consolidated financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the  Company's  internal  control over  financial reporting  during  the fiscal year 2009,  that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This MD&A and the documents incorporated by reference herein contain statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward-looking information” within the meaning of applicable Canadian provincial securities legislation collectively referred to herein as “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgement based on facts and assumptions that management considers reasonable, including that the demand for gold and base metal deposits develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energies or supplies.

Forward-looking statements include, but are not limited to statements regarding the use of proceeds, costs and timing of the development of new deposits, statements with respect to success of exploration and development activities, permitting time lines, currency fluctuations, environmental risks, unanticipated reclamation expenses, and title disputes or claims.

Forward-looking statements often, but not always are identified by the use of words such as “plans”, “seeks”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “targets”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  These statements are based on a number of assumptions and factors, including assumptions regarding general market conditions; future prices of gold and other metals; possible variations in ore resources, grade or recovery rates; actual results of current exploration activities; actual results of current reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment, or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.  Additional factors are discussed in the Company’s 2009 Annual Information Form, filed on SEDAR, at www.sedar.com, in the section titled “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.  Significant additional drilling is required by the Company at its Phoenix Gold Property to fully understand the system size before a meaningful resource can be calculated and completed.  Accordingly, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.

APPROVAL

The Board of Directors, upon the recommendation of the Audit Committee, has approved the disclosure contained in this MD&A.

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